ALGERNON NEUROSCIENCE INC.

400 - 601 West Broadway

Vancouver, British Columbia, Canada

V5Z 4C2

April 13, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E. Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Algernon NeuroScience Inc.
Withdrawal of Offering Statement on Form 1-A

File No. 024-12558

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Algernon NeuroScience Inc. (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12558), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on January 24, 2025. The Offering Statement relates to the public offering of the Company's Common Stock (the "Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issues an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at Algernon NeuroScience Inc., 400 - 601 West Broadway, Vancouver, British Columbia, Canada V5Z 4C2.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact James Kinley, the Company's Chief Financial Officer.

Sincerely,

Algernon NeuroSceince Inc.

/s/ James Kinley
James Kinley
Chief Financial Officer